GREAT BASIN GOLD LTD.
138 West Street
Sandton, South Africa 2146
Telephone: (+27) 11-301-1800 Fax: (+27) 11-301-1840

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the “Meeting”) of Shareholders of Great Basin Gold Ltd. (the “Company”) will be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9 on June 22, 2009 at 2:00 pm, local time, for the following purposes:

1.	To receive the consolidated financial statements for its fiscal period ended December 31, 2008, the report of the auditor and the related management discussion and analysis;

2.	To elect directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year.

An Information Circular accompanies this Notice. The Management Information Circular contains details of matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Sandton, South Africa May 26, 2009.

BY ORDER OF THE BOARD

/s/ Ferdi Dippenaar

President and Chief Executive Officer